FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2020

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company

CNPJ/ME 47.508.411 / 0001-56

NIRE 35.300.089.901

CALL NOTICE

ANNUAL AND EXTRAORDINARY GENERAL MEETING

The shareholders (“Shareholders”) of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”) are hereby called to the Annual and Extraordinary General Meeting (“General Meeting”) to be held on April, 23, 2020, at 3.00 p.m. at Avenida Brigadeiro Luís Antônio, No. 3,142, Jardim Paulista, Zip Code 01402-901 in the City of São Paulo, State of São Paulo, in order to resolve on the following Agenda:

At the Annual Shareholders’ Meeting:

I.	Review of the management’s accounts, as well as examination, discussion and voting of the Company’s management report and financial statements for the fiscal year ended December 31, 2019;
II.	Resolve on the proposal for allocation of profit for the fiscal year ended December 31, 2019; and
III.	Determination of the annual global compensation of the members of (i) Company’s management and (ii) Company’s fiscal council, in case the Shareholders request its installation.

At the Extraordinary General Meeting of Shareholders: resolve on the proposal to amend Articles 4 and 22 of the Company’s bylaws and consolidate the Company’s bylaws.

We hereby inform that all documents related to the resolutions that will be voted on at the General Meeting called hereby are available to the Shareholders at the Company’s headquarters, on the investor relation’s website of the Company (www.gpari.com.br) and on the websites of the Brazilian Securities and Exchange Commission – (CVM) (www.cvm.gov.br) and of B3 (www.b3.com.br).

The attendance of the Shareholders may be (a) in person, (b) by a duly constituted attorney-in-fact or (c) by distance voting ballot sent to their respective custodian agents (if they provide this type of service), or to Itaú Corretora de Valores S.A., the share registry agent of the Company (“Share Registry Agent”) or directly to the Company, as mentioned below:

(i) Attendance in person: As detailed in the approved proposal to the General Meeting presented by Management (“Management Proposal”), the Shareholders or their legal representatives must show personal documents, representation documents, as the case may be, and documents proving their stockholding position issued by the Share Registry Agent or custodian agent.

(ii) Attendance in the General Meeting by attorney-in-fact: As detailed in the Management Proposal, a Shareholder who is interested in being represented at the General Meeting by an attorney-in-fact shall send the following documents to the corporate legal department of the Company, seventy-two (72) hours in advance of the date of the General Meeting: applicable documents proving (a) such person is a shareholder of the Company and (b) the representation powers of the attorney-in-fact. It should be noted that Shareholders may attend the General Meeting even though they have not made the prior deposit of the documents. The presentation of such documents at the opening of the General Meeting is sufficient, pursuant to Article 5, paragraph 2 of CVM instruction 481, dated as of December 17, 2009, as amended ("CVM Instruction 481").

(iii) Attendance in the General Meeting by means of distance voting ballot: Pursuant to CVM Instruction 481 and as detailed in the Management Proposal, Shareholders who are interested in exercising their right to vote through distance voting ballot must: (i) send instructions of votes by distance, by sending directly to the Company with the documents indicated in the Management Proposal or (ii) send instructions of votes by distance for completion of the distance voting ballot, through their respective custodian agents (if they provide this type of service) or to the Share Registry Agent, through the channels it makes available.

Although applicable law provides that Shareholders may attend the General Meeting by any of the methods mentioned above, the Company emphasizes that, due to the continuous growth of the COVID-19 (new coronavirus) outbreak in Brazil, especially in the city of São Paulo, as largely reported by the media, as a preventive measure and aiming to protect the health of its shareholders, employees and the community as a whole, the Company strongly suggests the Shareholders to prioritize the distance voting ballot as the method for attending the General Meeting, by sending such document by e-mail, upon confirmation of receipt, to the Company’s corporate legal department (societario@multivarejogpa.com.br).

In this regard, the Company informs that it will adopt the necessary measures to encourage the digital delivery of the distance voting ballots with no requirement for delivery of physical documents to the Company and other formalities set forth in the Company’s Reference Form (Formulário de Referência). Therefore, in case of any discrepancies between the Management Proposal and item 12.2 of the Company’s Reference Form with regards to the documentation and formalities required to attend the Company’s general meetings, the terms of the Management Proposal shall prevail.

São Paulo, March 24, 2020.

Jean-Charles Henri Naouri

Chairman of the Board of Directors

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 25, 2020	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Isabela Cadenassi Name: Isabela Cadenassi Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.